Linktone Ltd. Schedules Annual General Meeting of Shareholders for November 14, 2008

BEIJING, China, October 08, 2008 — Linktone Ltd. (Nasdaq: LTON) (the “Company”), one of the leading providers of wireless interactive entertainment services to consumers and advertising services in China, today announced that it will hold its 2008 Annual General Meeting of Shareholders (“AGM”) on Friday, November 14, 2008, at 10:00 a.m. Beijing Time. The AGM will be held at its Beijing office located at 33/F, Building A, Eagle Run Plaza No. 26, Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China. Shareholders of record at the close of business on October 3, 2008 will receive the meeting notice and the proxy voting card. The Company will make the meeting notice, the proxy statement and the Annual Report on Form 20-F for the year ended December 31, 2007 available online at http://www.linktone.com/corporate_governance/AGM.jsp.

About Linktone Ltd.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

For more information, please contact:

Investor Relations
Serena Shi	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-10-51088234	Tel: 212-481-2050
Email: serena.shi@linktone.com	Email: brandi@thepiacentegroup.com